06050373

SEC... COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED AUG 28 2006

SEC FILE NUMBER
8- 30266

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2005 (MM/DD/YY) AND ENDING June 30, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Accumulation Planning, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6172 North 28th Place, Phoenix, Arizona 85016
(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SEMPLE & cooper, LLP
(Name – *if individual, state last, first, middle name*)

2700 North Central Avenue, 9th Floor, Phoenix, Arizona 85004
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 11 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Wm. J. Fairbank Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Accumulation Planning, Inc, as of 3/25, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notary Public State of Arizona
Maricopa County
Terri L Mason
Expires October 27 2006

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACCUMULATION PLANNING, INC.

FINANCIAL STATEMENTS

For The Year Ended
June 30, 2006

SEMPLE & COOPER, LLP
CERTIFIED PUBLIC ACCOUNTANTS
2700 NORTH CENTRAL AVENUE, NINTH FLOOR, PHOENIX, ARIZONA 85004 • TEL 602-241-1500 • FAX 602-234-1867

Report of Independent Public Accounting Firm

To the Board of Directors of
Accumulation Planning, Inc.

We have audited the accompanying statement of financial condition of Accumulation Planning, Inc. as of June 30, 2006, and the related statements of operations and other comprehensive income, stockholder's equity, and cash flows for the year then ended that are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Accumulation Planning, Inc. at June 30, 2006, and the results of its operations and comprehensive income and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Semple & Cooper, LLP

Phoenix, Arizona
August 24, 2006

ACCUMULATION PLANNING, INC.
STATEMENT OF FINANCIAL CONDITION
June 30, 2006

ASSETS

Current Assets:	
Cash and cash equivalents (Note 1)	$ 11,920
Marketable securities (Notes 1 and 2)	219,982
Total Current Assets	231,902
Furniture and equipment, net of accumulated depreciation (Notes 1 and 3)	-
Total Assets	$ 231,902

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:	
Accounts payable	3,450
Accounts payable - related parties (Notes 6 and 8)	12,150
Accrued expenses (Note 8)	1,348
Advances from related parties (Note 8)	5,733
Income taxes payable (Notes 1 and 5)	550
Deferred income taxes payable (Notes 1 and 5)	5,771
Total Current Liabilities	29,002
Total Liabilities	29,002
Commitments and contingencies (Note 6)	-
Stockholder's Equity:	
Common stock - no par value	
100,000 shares authorized - 20,000 shares issued and outstanding	20,000
Retained earnings	165,900
Accumulated other comprehensive income	17,000
Total Stockholder's Equity	202,900
Total Liabilities and Stockholder's Equity	$ 231,902

The Accompanying Notes are an Integral Part
of the Financial Statements

ACCUMULATION PLANNING, INC.
STATEMENT OF OPERATIONS AND OTHER COMPREHENSIVE INCOME
For The Year Ended June 30, 2006

Revenues:		
Commissions		$ 16,640
Management fee income		30,000
Interest income		9
Dividend and other investment income		13,757
Realized gain on sale of marketable securities		1,597
Total Revenues		62,003
Expenses:		
General and administrative expenses		52,243
Interest expense (Note 8)		1,276
Total costs and expenses		53,519
Income before income taxes		8,484
Provision for income taxes (Notes 1 and 5)		(944)
Net Income		7,540
Other Comprehensive Income, Net of Income Taxes:		
Unrealized gain on marketable securities	15,465	
Reclassification adjustment for marketable securities	(2,129)	13,336
Comprehensive Income		$ 20,876

The Accompanying Notes are an Integral Part
of the Financial Statements

ACCUMULATION PLANNING, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For The Year Ended June 30, 2006

	Common Stock		Accumulated Other Comprehensive Income	Retained Earnings	Total
	Shares	Amount			
Balance at June 30, 2005	20,000	$ 20,000	$ 3,664	$ 158,360	$ 182,024
Net income	-	-	-	7,540	7,540
Other comprehensive income:					
Change in unrealized gain on marketable securities	-	-	13,336	-	13,336
Balance at June 30, 2006	20,000	$ 20,000	$ 17,000	$ 165,900	$ 202,900

The Accompanying Notes are an Integral Part
of the Financial Statements

ACCUMULATION PLANNING, INC.
STATEMENT OF CASH FLOWS
For The Year Ended June 30, 2006

Increase (Decrease) in Cash and Cash Equivalents:	
Cash flows from operating activities:	
Net Income	$ 7,540
Adjustments to reconcile net income to net cash provided by operating activities:	
Realized gain on sale of marketable securities	(1,597)
Changes in Assets and Liabilities:	
Accounts payable	1,063
Accounts payable - related party	1,753
Accrued expenses	(3,239)
Income taxes payable	(15,143)
Net cash used by operating activities	(9,623)
Cash flows from investing activities:	
Proceeds from sale of marketable securities	55,330
Payments for purchase of marketable securities	(28,511)
Net cash provided by investing activities	26,819
Cash flows from financing activities:	
Proceeds from advances from related parties	5,733
Repayment of advances from related parties	(20,460)
Net cash used by financing activities	(14,727)
Net increase in cash and cash equivalents	2,469
Cash and cash equivalents at beginning of year	9,451
Cash and cash equivalents at end of year	$ 11,920
Supplemental disclosures of cash flow information:	
Cash paid during the period for:	
Interest	$ 418
Income taxes	$ 16,087
Supplemental non-cash investing and financing activities:	
Increase in unrealized gain on marketable securities	$ 13,336

The Accompanying Notes are an Integral Part of the Financial Statements

Note 1
Summary of Significant Accounting Policies, Use of Estimates and Nature of Operations

Operations

Accumulation Planning, Inc. (the "Company") was incorporated under the laws of the State of Arizona on July 21, 1983. On August 23, 1983, the Company registered with the Securities and Exchange Commission as a broker-dealer under the requirements of Section 15(b) of the Securities Exchange Act of 1934. The Company acts as an introducing broker-dealer and forwards client transactions to direct participation plans, real estate limited partnerships and mutual funds, that carry such accounts; therefore, no customer accounts are reflected in the financial statements. The Company is exempt from the provisions of Rule 15c3-3.

Revenues

Commission revenue consists of commissions earned through the sale of units in mutual fund shares and interest in direct participation plans. Commission revenue is recognized on a trade-date basis as securities transactions occur.

Management fee income consists of fees earned by the Company for serving as an investment manager. Management fee income is recognized as services are provided.

Commissions Paid

Commissions are recorded as an expense to registered representatives on a trade-date basis as securities transactions occur.

Basis of Presentation

These statements have been prepared in accordance with established standards for securities broker-dealers and accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Marketable securities are carried at fair value. Net unrealized gains and losses are not recognized in the period in which they are incurred, but are recorded as an adjustment to stockholder's equity until the underlying securities are disposed of by sale or otherwise. Realized gains and losses are calculated using the average cost at the date of disposal.

Note 1
Summary of Significant Accounting Policies, Use of Estimates and Nature of Operations (Continued)

Fair Value of Financial Transactions

The Company has a number of financial instruments, none of which are held for trading purposes. The Company estimates that the fair value of all financial instruments at June 30, 2006 does not materially differ from the aggregate carrying values of its financial instruments recorded in the accompanying statement of financial condition. The Company, using available market information and appropriate valuation methodologies, has determined the estimated fair value amounts. Considerable judgment is required in interpreting market data to develop the estimates of fair value, and accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

Cash and Cash Equivalents

Cash and cash equivalents are considered to be all highly liquid investments purchased with an initial maturity of three (3) months or less.

Property and Equipment

Property and equipment are recorded at cost and depreciated over their estimated useful lives of 5 to 7 years, using accelerated methods used for income tax purposes, which management believes is not materially different than methods used in accordance with generally accepted accounting principles. Maintenance and repairs that neither materially add to the value of the property nor appreciably prolong its life are charged to expense as incurred. Betterments or renewals are capitalized when incurred. As the Company's assets are fully depreciated, no depreciation expense was recorded for the year ended June 30, 2006.

Advertising Costs

Advertising costs are charged to operations when incurred. The Company incurred no advertising expense for the year ended June 30, 2006.

Income Taxes

The Company accounts for income taxes in accordance with Financial Accounting Standard No. 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 requires the Company to recognize deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statements carrying amounts and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Deferred income taxes include the estimated income taxes relating to unrealized gains on marketable securities.

Note 2
Marketable Securities

At June 30, 2006, the Company had several investments, including four (4) mutual funds, carried as available for sale securities. Available for sale securities are equity securities purchased and held for the purpose of selling over an undetermined period, and are reported at fair value, with unrealized gains and losses reported as a separate component of stockholder's equity.

As of June 30, 2006, the Company had available for sale securities, as follows:

	Cost	Gross Unrealized Gains	Fair Value
Mutual Funds	$ 172,718	$ 2,414	$ 175,132
Common Stock	24,493	20,357	44,850
	$ 197,211	$ 22,771	$ 219,982

During the year ended June 30, 2006, the mutual funds earned $13,549 in dividend income and $208 of capital gains income. Additionally, the Company had realized gains on sales of marketable securities in the amount of $1,597. Stockholder's equity at June 30, 2006 includes unrealized gains of $22,771, net of income taxes of $5,771.

Note 3
Property and Equipment

As of June 30, 2006, property and equipment consists of the following:

Computer equipment	$ 9,740
Furniture and fixtures	5,000
	14,740
Less: accumulated depreciation	(14,740)
	$ -

Note 4
Net Capital Requirements

As a registered broker/dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At June 30, 2006, the Company's computed net capital of $149,295 exceeded required net capital of $5,000 by $144,295. At June 30, 2006, the Company's ratio of aggregate indebtedness to net capital was .19 to 1.

Note 5
Provision for Income Taxes

The components of income tax expense are as follows:

Federal income tax expense	$	156
State income tax expense		788
	$	944

Income taxes payable include the following:

Federal income tax receivable	$	87
State income taxes payable		(637)
	$	(550)

In addition, unrealized gains on marketable securities as of June 30, 2006 resulted in a deferred income tax liability of $5,771.

For the year ended June 30, 2006, the Company's effective income tax expense rate is lower than what would be expected if the Federal and State statutory rates were applied to income from operations, primarily because of Federal exclusions for dividends received from domestic corporations.

Note 6
Commitments and Contingencies

Deferred Compensation

An affiliate of the Company pays a retirement benefit for the present and past services to the president/sole shareholder and a former employee. The retirement benefit is allocated based on several companies owned by the Company's president/sole shareholder, including Accumulation Planning, Inc. The related entity is reimbursed by Accumulation Planning, Inc. for one-half of the total amount of deferred compensation paid by the affiliate to the president/sole shareholder and the former employee.

Note 6
Commitments and Contingencies (Continued)

Deferred Compensation (Continued)

Currently, the affiliate pays $900 per month to the former employee. There is no formal retirement plan or obligation for the past years of service by the employee. However, the Company has agreed to be responsible for 50% of the retirement benefit. Accordingly, management believes that the $450 monthly amount presently being paid by the Company will continue and has accrued this obligation.

Commencing January, 2006 the affiliate pays $1,300 per month to the president/sole shareholder. There is no formal retirement plan or obligation for the past years of service by the president/sole shareholder. However, the Company has agreed to be responsible for 50% of the retirement benefit. Accordingly, management believes that the $650 monthly amount presently being paid by the Company will continue and has accrued this obligation.

As of June 30, 2006, the Company owes the affiliate $12,150 for previous accrued retirement benefits. However, no additional post employment liability has been recorded in the accompanying financial statements for this obligation as the payment is deemed to be voluntary on the part of the Company.

Note 7
Concentrations and Credit Risks

Concentrations and Credit Risks

The Company has a concentration of risk related to its reliance upon the sales of securities. Downturns in the market could severely impact revenues.

Commissions are earned primarily through the personal efforts of the Company's principal stockholder.

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event the counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

As part of its normal brokerage activities, the Company sells securities not yet purchased for its own account. The establishment of short positions exposes the Company to off-balance sheet market risk in the event prices increase, as the Company may be obligated to acquire the securities at prevailing market prices. As of June 30, 2006, the Company had no exposure to loss in this area as it had no short positions.

The Company does not maintain bank accounts with balances in excess of federally insured limits.

Note 8
Related Party Transactions

Related Party

The Company is wholly-owned by the William J. Fairbank, Jr., Trust. Mr. Fairbank is the Trustee and is also the President and Treasurer of the Company. Mr. Fairbank acts as a registered representative of the Company and executes transactions on behalf of customers for which the Company is paid commissions. During the year, Mr. Fairbank controls and operates other affiliated businesses. The existence of that control could result in operating results or financial position of the Company significantly different from those that would have been obtained if the entities were autonomous.

Accounts Payable

The Company's operations are conducted from the premises of Mr. Fairbank for which no rental expense is recorded. However, the majority of other incrementally incurred business costs and expenses of the Company incurred by him are recorded, such as telephone, travel, business meals, and automobile. The Company also reimbursed Mr. Fairbank for medical insurance premiums and uninsured medical expenses. He was not paid any commissions or other compensation by the Company during the current fiscal year. At June 30, 2006, the Company had accounts payable due to Mr. Fairbank or his affiliated businesses totaling $12,150.

Advances from Related Parties

At June 30, 2006, a note payable in the amount of $5,733 was owed to William J. Fairbank, Jr. In addition, during the year ended June 30, 2006, notes payable to William J. Fairbank, Jr. and an affiliated company controlled by William J. Fairbank, Jr. were repaid in the amounts of $5,000 and $15,460, respectively. These advances from related parties bear interest at the rate of 10% per annum, and are due on demand.

During the year ended June 30, 2006, interest expense was incurred on the advances from related parties in the amount of $1,276. As of June 30, 2006, there is accrued interest payable in the amount of $1,348 in relation to the advances from related parties.

SUPPLEMENTAL INFORMATION

SCHEDULE I

ACCUMULATION PLANNING, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
June 30, 2006

	Per Audited Financial Statements	Per Unaudited X-17A-5 Part IIA
Net Capital:		
Total Stockholder's Equity	$ 202,900	$ 190,615
Non-Allowable Assets	-	-
Net Capital Before Haircuts on Securities Position	202,900	190,615
Haircuts Computed Pursuant to Rule 15c3-1		
Mutual Funds and common stock	33,010	3,450
Undue Concentration	20,595	-
Total Haircuts on Securities	53,605	3,450
Net Capital	$ 149,295	$ 187,165
Aggregate Indebtedness		
Items included in statement of financial condition:		
Accounts payable	3,450	
Accounts payable - related party	12,150	
Income taxes payable	550	
Deferred income taxes payable	5,771	
Accrued expenses	1,348	
Advances from related parties	5,733	
Total Aggregate Indebtedness	$ 29,002	$ 24,952
Minimum Net Capital Requirement		
(6 2/3% of Aggregate Indebtedness)	$ 1,933	$ 1,663
Minimum Dollar Net Capital Requirement	$ 5,000	$ 5,000
Net Capital Requirement (Greater of Above)	$ 5,000	$ 5,000
Net Capital in Excess of Requirement	$ 144,295	$ 182,165
Amount in Excess of Minimum Net Capital at 1000%	$ 146,395	$ 184,670
Ratio: Aggregate Indebtedness to Net Capital	$ .19 to 1	$ .13 to 1

SCHEDULE I (Continued)

ACCUMULATION PLANNING, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION (Continued)
June 30, 2006

Reconciliation of the computation of net capital with the computations included in Part II of X-17A-5 as of June 30, 2006

Net Capital Per Focus Report	$ 187,165
Changes resulting from audit adjustments:	
Decrease in accounts payable	1,087
Decrease in accrued liabilities	2,820
Decrease in income taxes payable	775
Increase in advances from related parties	(5,733)
Increase in unrealized gain on investments	13,336
Increase in haircuts for mutual funds and common stock	(29,560)
Increase in haircuts for undue concentrations	(20,595)
Total audit adjustments	(37,870)
Net Capital Per Audit Report	$ 149,295

SCHEDULE II

ACCUMULATION PLANNING, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
June 30, 2006

The Company's transactions with clients consist exclusively of acting as an introducing broker-dealer to a clearing broker-dealer on a fully disclosed basis. The Company transmits all customer funds and securities to the clearing broker-dealer who, in turn, carries all the accounts of such customers. The Company therefore meets the requirements of paragraph (k)(2)(ii) of Rule 15c3-3 and is exempt from the computation of cash reserve requirements for brokers and dealers.